                                       File No. 70-8261/70-8679

                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                              to the

                SECURITIES AND EXCHANGE COMMISSION

                                by

             GRANITE STATE ELECTRIC COMPANY (Granite)
          MASSACHUSETTS ELECTRIC COMPANY (Mass Electric)
           NARRAGANSETT ENERGY RESOURCES COMPANY (NERC)
         THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
       NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
              NEW ENGLAND ENERGY INCORPORATED (NEEI)
NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC. (Mass Hydro)
      NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
                 NEW ENGLAND POWER COMPANY (NEP)
            NEW ENGLAND POWER SERVICE COMPANY (NEPSCO)
                NEW ENGLAND ELECTRIC SYSTEM (NEES)


    It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-1 as amended and the Orders of the Securities and Exchange Commission dated October 29, 1993 and December 1, 1993 (File No. 70-8261) and October 25, 1995 (File No. 70-8679) with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statements and Orders of the Commission.

    During the quarter ended December 31, 1995, Borrowing Companies made new money borrowings as indicated in Exhibit A-1 hereto, the proceeds of which were used to pay construction costs or to reimburse the treasury therefor, to retire outstanding securities, to repay money pool borrowing, or to repay maturing commercial paper or bank loans which were issued in the third instance to pay construction costs or to reimburse the treasury therefor, and for other corporate purposes. The maximum concurrent amount of short-term borrowings outstanding during the quarter and the amount outstanding at the end of the quarter is shown in Exhibit A-1.

    Required "Past Tense" Opinion of Counsel is filed herewith.

    No funds borrowed were paid by a subsidiary company to NEES through dividends for the purpose of NEES acquiring an interest in an exempt wholesale generator or in a foreign utility company.

                            SIGNATURES

  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Certificate of Notification, Commission's File No. 70-8261/70-8679, to be signed on its behalf by the undersigned officers thereunto duly authorized.

               NEW ENGLAND ELECTRIC SYSTEM
               MASSACHUSETTS ELECTRIC COMPANY
               NEW ENGLAND POWER COMPANY
               NEW ENGLAND POWER SERVICE COMPANY


                   s/Michael E. Jesanis
               By
                     Michael E. Jesanis, Treasurer



               GRANITE STATE ELECTRIC COMPANY
               THE NARRAGANSETT ELECTRIC COMPANY


                   s/John G. Cochrane
               By
                     John G. Cochrane, Assistant Treasurer



               NARRAGANSETT ENERGY RESOURCES COMPANY
               NEW ENGLAND ENERGY INCORPORATED
               NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
               NEW ENGLAND HYDRO-TRANSMISSION CORPORATION
               NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.


                   s/John G. Cochrane
               By
                     John G. Cochrane, Treasurer


Date:  February 14, 1996



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.